EXHIBIT 11


      Exhibit 11(a) - Computation of Primary Earnings Per Share


Years Ended October 31,        1994          1993          1992

  Net Earnings              $20,021,000   $31,477,000   $22,498,000

 Average common shares
   outstanding               26,197,000    25,499,000    26,498,000

 Assumed equivalent shares
  from stock options
  converted to common
  shares (1)                  2,214,000     3,073,000     3,660,000

 Total weighted average number
  of common and common
  equivalent shares          28,411,000    28,572,000    30,158,000


Earnings per share                $ .70        $ 1.10         $ .75



(1) Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (common stock issuable upon exercise of stock options) outstanding. In computing earnings per share, the Company utilizes the treasury stock method. This method assumes that stock options, under certain conditions, are exercised and treasury shares are assumed to be purchased (not to exceed 20% of the common stock outstanding) from the proceeds using the average market price of the Company's common stock for the period. Any excess proceeds not utilized for the purchase of treasury shares are assumed first to reduce any outstanding capitalized lease obligation, if any, and any remainder invested in interest-bearing securities with net earnings increased for the hypothetical interest savings or interest income, net of income taxes. Due to the hypothetical interest savings or interest income, net earnings divided by the weighted average number of common and common equivalent shares will not always equal earnings per share.










    Exhibit 11(b) - Computation of Fully Diluted Earnings Per Share



Years Ended October 31,  1994         1993            1992

Net Earnings          $21,021,000    $31,477,000    $22,498,000

Adjustment (1)                                           59,000

Adjusted net
  earnings            $21,021,000    $31,477,000    $22,557,000


Average common shares
  outstanding          26,197,000     25,499,000     26,498,000


Assumed equivalent
  shares from stock
  options converted
  to common
  shares (1)            2,214,000      3,378,000      3,660,000

Total weighted average
  number of common
  and common equivalent
  shares               28,411,000(3)  28,877,000     30,158,000


Earnings per share (2)      $ .70(3)      $ 1.09          $ .75




(1) Earnings per share are computed consistent with (1) on Exhibit 11(a) - Computation of Primary Earnings Per Share except in computing fully diluted earnings per share, the treasury stock method uses the market price of the Company's common stock at the close of the period rather than the average market price during the period.

(2) This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%.

(3) The weighted average number of common and common equivalent shares and earnings per share on this exhibit are equal to the respective amounts on Exhibit 11(a) - Computation of Primary Earnings Per Share since the year-end market value of the Company's stock was lower than the average market value used in applying the treasury stock method in the computation of primary earnings per share.